

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 3, 2006

David W. Kay
Executive Vice President, CFO and Treasurer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, NY 14219

> **Re: Gibraltar Industries, Inc.**
> **Form S-4 filed July 20, 2006**
> **File No. 333-135908**

Dear Mr. Kay:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 – Opinion of Lippes Mathias Wexler Friedman LLP

1. You cannot assume that the guarantors had the power, authorization, etc., to enter into the agreements or that the substantive laws of the Foreign Jurisdictions and the substantive laws of the State of New York are the same in all material respects, but you can expressly rely on other opinions. Each such other opinion must reflect that you are permitted to rely on it.

2. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. See Section VIII.A.14 of our November 14, 2000 Current Issues Outline.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David W. Kay
Gibraltar Industries, Inc.
August 3, 2006
Page 3

       Please direct questions to Brigitte Lippmann, at (202) 551-3713, or me at (202) 551-3767.

                                          Sincerely,

                                          Jennifer Hardy
                                          Branch Chief

cc: Michael E. Storck, Esq.
        Lippes Mathias Wexler Friedman LLP
        665 Main Street, N.E., Suite 300
        Buffalo, NY 14203